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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 2)
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          COOKER RESTAURANT CORPORATION
                            (Name of Subject Company)

                          COOKER RESTAURANT CORPORATION
                             (Name of Filing Person)

                        Options to Purchase Common Stock
                         (Title of Class of Securities)

                                   216284-AA-7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Mark W. Mikosz
                   Vice President and Chief Financial Officer
                          Cooker Restaurant Corporation
                             5500 Village Boulevard
                         West Palm Beach, Florida 33407
                                 (561) 615-6000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                          behalf of the filing person)

                                    Copy to:

                               John W. Titus, Esq.
                      Boult, Cummings, Conners & Berry PLC
                                414 Union Street
                                   Suite 1600
                           Nashville, Tennessee 37219
                                 (615) 252-2341

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

          [ ] Third party tender offer subject to Rule 14d-1
          [X] Issuer tender offer subject to Rule 13e-4
          [ ] Going private transaction subject to Rule 13e-3
          [ ] Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]




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                             Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Cooker Restaurant Corporation (the "Company") with the Securities and Exchange Commission on April 12, 2001, as amended by Amendment No. 1 thereto filed with the Commission on April 27, 2001, relating to an offer by the Company to exchange all options granted prior to November 1, 2000 under the Company's stock option plans or otherwise to purchase shares of the Company's common stock, no par value, (the "Common Stock") for shares of Common Stock that are subject to certain restrictions set forth under the Company's 2001 Restricted Stock Plan (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Transmittal Letter Re: 2001 Restricted Stock Plan (the "Transmittal Letter", and together with the Offer to Exchange dated April 12, 2001, as they may be amended from time to time, the "Offer").

The Offer terminated by its terms on May 14, 2001 and the Company has exchanged 482,836 shares of Restricted Stock for options tendered to the Company to purchase 659,856 shares of the Company's Common Stock. The Company accepted for exchange all options properly tendered and not withdrawn.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date:  May 25, 2001                        Cooker Restaurant Corporation

                                           By:  /s/ Mark W. Mikosz
                                                -----------------------------
                                                Mark W. Mikosz
                                                Vice President & Chief
                                                Financial Officer








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